SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 April 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

24 April 2013

LLOYDS BANKING GROUP UPDATE ON EC MANDATED BUSINESS DISPOSAL (PROJECT VERDE)

Lloyds Banking Group plc (the Group) is today providing an update on its EC mandated disposal, known as Project Verde.

The Group has been informed that, despite the commitment of both parties to the transaction, The Co-operative Group's Board has decided that they can no longer proceed with a purchase of the Verde business given their view of "the impact of the current economic environment, the worsened outlook for economic growth and the increasing regulatory requirements on the financial services sector in general."

The Group now intends to divest Verde through an Initial Public Offering (IPO), having maintained this option throughout the process in order to ensure best value for our shareholders and certainty for our customers and colleagues. It is expected that the IPO will be subject to regulatory and EC approval, and an update on the timing of an IPO will be given in due course.

The Group continues to make good progress in the creation of Verde as a stand-alone bank.  A strong management team is in place and we have made good progress in creating segregated IT systems on the proven Lloyds Banking Group platform and in building the necessary corporate functions to support front-office colleagues, branches and operational sites.

Detailed plans are in place for a rebranding of the business as TSB which will be visible on the High Street during the summer of this year, at which point the TSB Bank (Verde) will operate as a separate business within Lloyds Banking Group.

There are no direct impacts to customers as a result of today's announcements.  Customers don't need to do anything and can carry on banking in the same way as they do now, accessing their accounts as usual via the branch, telephone and online banking.  The Group is committed to ensuring that the transfer to the TSB Bank is as smooth as possible for customers and will seek to minimise any disruption during this process.

António Horta-Osório, Chief Executive of Lloyds Banking Group said:
"We are disappointed that The Co-operative Group is unable to complete this transaction.  However, we are well advanced in our plans to bring the Verde business to the UK High Street during the summer through the TSB Bank, and will now proceed with the option to IPO the business, subject to the necessary approvals.  The TSB Bank will be an attractive retail and commercial bank that will have around 630 branches across the UK, a strong management team and will be a real challenger on the high street."

- END -

For further information:

Investor Relations
Charles King                                                                            +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 3522
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 24 April 2013